Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Completes Acquisition of RLS (USA) Inc.

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 28 January 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces it has completed the acquisition of RLS (USA) Inc. (RLS; RLS Radiopharmacies), America’s only Joint Commission-accredited radiopharmacy network distributing PET1, SPECT2 and therapeutic radiopharmaceuticals.
The acquisition immediately enhances Telix’s presence in the United States (U.S.), with a network of over 30 radiopharmacies3 dispensing radiopharmaceuticals manufactured by Telix and other companies, while bringing a team of highly-skilled and multi-disciplinary radiopharmaceutical professionals into the Company.
The acquisition is part of Telix’s strategy to establish an integrated radiopharmaceutical ecosystem, enhancing its ability to deliver novel therapeutic and diagnostic radiopharmaceuticals to patients. The RLS footprint of over 100,000 square ft of appropriately licensed expansion space provides the opportunity to build a next-generation radiometal production network to benefit Telix, select commercial partners, and patients.
RLS will continue to operate under the same name and as a standalone business within Telix Manufacturing Solutions (TMS), which includes other key Telix brands with multi-vendor and third-party relationships such as ARTMS, IsoTherapeutics and Optimal Tracers.
The addition of RLS’s operations will significantly strengthen Telix’s commercial infrastructure and distribution capabilities in its largest market, including the capacity to undertake in-house cyclotron manufacturing powered by Telix’s ARTMS QUANTM Irradiation System™ (QIS™) cyclotron technology, enabling standardized, high-efficiency and cost-effective production of radiometals.
Dr. Christian Behrenbruch, Telix Managing Director and Group Chief Executive Officer, said, “We are pleased to officially welcome the RLS team to Telix. The completion of this acquisition marks a milestone in our journey to become the leader in radiopharmaceuticals, as the RLS network significantly boosts our existing in-house and partner capabilities. With RLS’s distribution and operational expertise, Telix is strongly positioned to bring our growing portfolio of innovative products to more patients across the U.S.”
Stephen Belcher, RLS Chief Executive Officer, added, “The RLS team is delighted to be joining Telix, as we combine our 40-year history in radiopharmaceuticals with Telix’s growing investment in its North American footprint. Together we can accelerate the availability of transformative radiopharmaceuticals and build on our respective commitments to innovative patient care. We are excited to be part of the Telix story going forward.”

Acquisition Details
Under the previously disclosed terms of the transaction4, Telix has acquired 100% ownership of RLS (USA) Inc. The purchase price comprised of upfront cash consideration of US$230 million before

1 Positron emission tomography.
2 Single-photon emission computed tomography.
3 In January 2025, RLS completed the acquisition of Advanced Isotopes of Nevada, a Las Vegas-based radiopharmacy, now operating under Las Vegas Radiopharmacy Inc., a wholly-owned subsidiary of RLS.

adjustments for cash and cash equivalents (net of restricted cash); debt and debt equivalents; transaction expenses; and working capital, and deferred cash consideration up to a maximum of US$20 million, contingent on achievement of certain milestones related to demonstration of accretive financial and operational performance during the four-quarters following closing. The acquisition and related transaction costs were funded from existing cash reserves.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).
Telix’s lead prostate imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA)5, by the Australian Therapeutic Goods Administration (TGA)6, and by Health Canada7. Telix has received a positive decision on its Marketing Authorization Application (MAA) for Illuccix submitted in Europe8.
Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is approved in the U.S., having been registered with the FDA and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area for the intra-operative detection of sentinel lymph nodes (SLNs). No other Telix product has received a marketing authorization in any jurisdiction.
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United

4 Telix ASX disclosure 23 September 2024.
5 Telix ASX disclosure 20 December 2021.
6 Telix ASX disclosure 2 November 2021.
7 Telix ASX disclosure 14 October 2022.

States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the anticipated benefits of Telix’s acquisition of RLS; the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. The Telix Pharmaceuticals®, Telix Group company, and Telix product names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved. Trademark registration status may vary from country to country.

8 Telix ASX disclosure 17 January 2025.